SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2010

INTERNET GOLD-GOLDEN LINES LTD.
(Name of Registrant)

2 Dov Friedman Street, Ramat Gan 52503, Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Internet Gold-Golden Lines Ltd.

The following exhibit is attached:

99.1
Immediate Report re Internet Gold - Golden Lines Ltd. Will Issue NIS 148 Million Of its Series C Debentures in Exchange for NIS 124 Million Of Outstanding Series B Debentures in a Private Placement with Institutional Investors in Israel.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNET GOLD-GOLDEN LINES LTD. (Registrant)

By:	/s/ Eli Holtzman
Eli Holtzman
Chief Executive Officer

Date: December 16, 2010

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

99.1
Immediate Report re Internet Gold - Golden Lines Ltd. Will Issue NIS 148 Million Of its Series C Debentures in Exchange for NIS 124 Million Of Outstanding Series B Debentures in a Private Placement with Institutional Investors in Israel.